INVEST IN DOORVEST

Advancing financial security through investment homeownership

Solution
Doorvest simplifies the process of buying and owning an affordable, high-yield investment home.
For roughly $45K, individuals can own a rental that yields 6% annually while building equity and capturing tax advantages.
DOORVEST
45 Lansing Street
$150,000
Home Available

BACKED BY FOUNDERS AND EXECUTIVES FROM

M13 · BiggerPockets · Mucker Capital · Opendoor · Divvy · Sundae · wealthfront · invitation homes · honey · ServiceTitan · homeward · ribbon

doorvest.com San Francisco CA

Technology | Fintech & Finance | SaaS | Minority Founder | Real Estate

LEAD INVESTOR

Brian Zatulove Co-Founder, CEO, Emotive

Doorvest democratizes access to one of the most lucrative asset classes: single family rental properties. As a customer of Doorvest, I've witnessed the incredible customer experience first hand and I believe Doorvest will be seen as the Robinhood of real estate investing in years to come.

Invested $10,000 this round & $10,000 previously

Highlights

1. 🔥 70% of customers are first-time homeowners. 18% have already purchased a subsequent home.
2. 🚀 10.5x YoY growth
3. ⚡ Identify & purchase an investment home entirely online
4. 🏡 4% of American real estate is owned by Millennials & 89% want in!
5. 📈 $4.2T immediately addressable market
6. 🎉 $22M+ equity & $75M debt raised

Our Team

Andrew Luong Co-Founder & CEO

Andrew is a passionate real estate investor and Business Development expert. He has worked to grow tech companies such as Misfit (acquired), Gengo (acquired), Indeed, and Human Interest before growing his own.

Justin Kasad Co-Founder & CTO

Justin is a full stack software developer and entrepreneur taking ideas from concept to market. His work with Swapper (acquired), Health Tap, and Healthline Media (acquired) led him to the creation of Doorvest.

We're changing the real estate game

In 2014, Andrew and Justin were both working in the tech industry while starting to explore options for long-term financial security. They turned to real estate — particularly single-family rental homes — a proven way to generate passive income and build long-term wealth. Working together, they passively built a portfolio of over a dozen homes in under 5 years.

Recognizing the challenges of getting started in real estate, Andrew and Justin wanted to lower the barrier to entry for first-time investors. Motivated to improve the overall experience, they created a full-service real estate investing platform to help others make their way towards financial independence. Doorvest was born.

Doorvest is backed by top-tier venture capitalists like M13, Mucker Capital, and founders and executives from Wealthfront, Opendoor, BiggerPockets and Invitation Homes. We have been scrappy as we found our product-market fit, and now we're going places.

The Friction Problem

90% of the world's millionaires have attributed their wealth to real estate investing, yet homeownership rates have declined to all-time lows. This unfortunate reality is due to the time commitment and friction of the traditional process along with the capital barrier due to rising home values, stagnant wages and mounting student loan debt.

Similar to other high-quality assets, everyday investors have been locked out to the #1 most favored investment asset class, real estate. This is why we built Doorvest.



Traditional User Journey


Without Doorvest, getting started is painful.
Building wealth is even tougher.
Research
Choose Home
Insurance
Title & Escrow
Financing
Management
AVERAGE TIMELINE OF 6-12 MONTHS
40 HRS/MTH

Our Solution

We live at the intersection between technology and real estate by providing an all-in-one solution, eliminating the most painful steps for the end customer. We mitigate risk from the customer's perspective by providing extensive renovations to deliver a new home. We've aligned our pricing with our customers to ensure we're both working towards the same goal: a long-term and successful investment property with a series of guarantees that fosters a stress-free and happy customer.

In traditional real estate investing, the end-to-end timeline is 6 months with at least 26 steps for a customer to comb through. Doorvest does it in 12 steps in half the time, simplifying the process for homeowners old and new.

In the end, a customer receives a completely renovated home with an average cap rate of 6% while still capturing tax and equity advantages that generate passive income from day 1.


Doorvest Customer Journey
Doorvest empowers buyers to invest in a rental home in less time with less risk.
86%
of customers/deposit holders have expressed interest in purchasing more rental homes from Doorvest.
18%
of customers have already purchased a second home with Doorvest.
1. Customize home search
2. Reserve + Pay Earnest Money*
3. Purchase home
4. Build wealth
Repeat
DOORVEST
Average timeline of 3 months

Technology

Doorvest is more than a clever business model — we get our competitive advantage by being able to fully integrate the home acquisition process, renovation, home sale, and long term management for all our properties through tech. Having end-to-end control over this information means that we can create robust features and tools for both our customers and internal team.



Currently, Doorvest has tools to quickly underwrite and estimate homes as soon as they hit our funnel. When our system detects a newly available property, it automatically underwrites the home to ensure it meets our criteria and dispatches a nearby general contractor to estimate the renovation cost. The resulting information goes back into our database and alerts our team of the highest possible bid we can make on the home. The home information is continuously updated as the home goes through contract, renovations, inspection, closing, and finally property management.

Given the full scope of data available to us, our team is alerted when timelines are off, budgets are exceeded, and when any discrepancies arise. We've developed tools to hone our pricing strategy and maintain our margins as renovations play out. For homes under management, we've integrated with multiple leasing partners and maintenance companies to seamlessly communicate with our success team. We're continuing to develop our relationships with technology partners to improve our banking, maintenance, resident communication, renovations, and operations.

Creating product tooling with our technology partners is only part of the equation, as we also focus on creating tech-enabled products that streamline processes that are unique to Doorvest. We match homes to deposit holders based on their preset criteria, notify them in our portal, and allow the customer to sign legally binding documents to reserve and purchase the home via HelloSign's integration. We've already integrated with data warehouses like HouseCanary to provide up-to-date information on the homes, GreatSchools to provide details on nearby schools, as well as built our own financial calculators to give the customer everything they need to make an informed investment decision.

Ultimately, we are building a tech-enabled business, whose advantages are unique to our vertically integrated model. As we perfect our data collection and implementation, our tools continue to grow more sophisticated to match the needs of our business and stay ahead of the competition.

Opportunity

Doorvest officially launched in April 2020 and despite a global pandemic, has grown exponentially. In 2021, Doorvest grew 10x+.

In addition, we've found a product-market fit with industry-leading demand characteristics. Doorvest customers submit a deposit prior to purchasing homes and as of this writing, we have a backlog of deposits with more than enough demand to fulfill the remainder of 2022 revenue targets.

All of this has been accomplished with a team of less than 50.

Based on our customer base of aspiring real estate investors and individuals targeting reliable income for retirement, we see ourselves operating at the intersection of single-family rental homes and the retirement market. Non-institutional, "very small investors" (1-10 homes) make up 88% of the market share resulting in a $3.7t market. Alternatively, the US retirement market amounts to $34.9t.


Testimonials
Easy, all-in-one solution for homeownership.
Jean-Baptiste J.
Entrepreneur,
Vallejo, CA
1 Home Owned
"I knew real estate was something I enjoyed, but I didn't have time. Doorvest was the perfect solution for me thanks to their quick and efficient buying process."
Michael K.
Account Executive,
Austin, TX
2 Homes Owned
"I always wanted to own property myself but felt the barriers of entry were too high. This all changed when I found out about Doorvest and I purchased my first investment home."
Kara T.
Network Engineer,
Los Angeles, CA
1 Home Owned
"We always knew we wanted to invest in real estate but had no clue where to start. Doorvest helped us go from A-through-Z."
Brianne I.
Recruiting Lead,
San Francisco, CA
2 Homes Owned
"Doorvest is the one-stop shop for rental real estate! I'm excited to see rents come in and will definitely be back when I'm ready for another home."

The Investment

Homes aren't built in a day. Doorvest won't be either. We want to advance financial security for all, and here's how we plan to lower the barrier to entry, step-by-step.

Real estate is just the start. We aim to move forward to natural adjacencies like mortgage lending, title services, and homeowners insurance. As we scale, we plan to target financial services adjacencies like rental income lending, renovation insurance and banking services.

We're raising funds to deepen our technology moats, capture demand, accelerate scale and expand to new markets. Depending on strategic initiatives, we have a path to achieve free cashflow positive in 2023, and with a successful raise, we believe we'll get there.

If advancing financial security for all sounds like something you'd like to be a part of, we'd love to have you join us!